UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-09553

VIACOM 401(k) PLAN
(Full title of the plan)

VIACOMCBS INC.
(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036
(Address of principal executive office)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AND EXHIBIT
DECEMBER 31, 2020 AND 2019

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3

Notes to Financial Statements	4

Schedules
Supplemental Schedules:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	S - 1

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signature

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the ViacomCBS Administrative Committee and Plan Participants of
Viacom 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in Schedule H, Line 4i-Schedule of Assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Marcum LLP
Marcum LLP
We have served as the Plan’s auditor since 2017.
Melville, NY
June 25, 2021

VIACOM 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	At December 31,
	2020	2019
Assets
Cash	$22	$20
Investments, at fair value	1,602,537	1,418,739
Synthetic guaranteed investment contracts, at contract value	117,380	107,026
Total investments	1,719,939	1,525,785

Receivables:
Employee contributions	1,218	—
Employer contributions	16,320	3,304
Notes receivables from participants	10,071	10,719
Due from broker for securities sold	649	1,226
Investment income	319	215
Total receivables	28,577	15,464
Total assets	1,748,516	1,541,249
Liabilities
Accrued expenses	589	616
Due to broker for securities purchased	492	455
Total liabilities	1,081	1,071
Net assets available for benefits	$1,747,435	$1,540,178
See accompanying notes to financial statements.

VIACOM 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended
December 31, 2020
Additions to net assets attributed to:
Investment income:
Dividends	$4,917
Interest	2,698
Net appreciation in investments	215,216

Total investment income	222,831
Interest income on notes receivable from participants	550
Contributions:
Employee	65,890
Employer	54,475
Rollover	6,437
Total contributions	126,802
Total additions	350,183
Deductions from net assets attributed to:
Benefits paid to participants	140,386
Plan expenses	2,540
Total deductions	142,926
Net increase	207,257
Net assets available for benefits, beginning of year	1,540,178
Net assets available for benefits, end of year	$1,747,435
See accompanying notes to financial statements.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 - MERGER WITH CBS CORPORATION
On December 4, 2019, Viacom Inc. (“Viacom”) merged with and into CBS Corporation (“CBS”), with CBS continuing as the surviving company (the “Merger”). At the effective time (“Effective Time”) of the Merger, the combined company changed its name to ViacomCBS Inc. (“ViacomCBS” or the “Company”). At the Effective Time, (1) each share of Viacom Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held directly by Viacom as treasury shares or held by CBS, was converted automatically into 0.59625 shares of ViacomCBS Class A Common Stock, and (2) each share of Viacom Class B Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held directly by Viacom as treasury shares or held by CBS, was converted automatically into 0.59625 shares of ViacomCBS Class B Common Stock . At the Effective Time, each share of CBS Class A Common Stock and each share of CBS Class B Common Stock issued and outstanding immediately prior to the Effective Time, remained an issued and outstanding share of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock, respectively, and was not affected by the Merger.
NOTE 2 - PLAN DESCRIPTION
Viacom established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006, with Viacom Inc. as the Plan sponsor. Immediately prior to the Effective Time, Viacom transferred plan sponsorship to Viacom International Inc. (“VII”), a wholly-owned subsidiary of the Company.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. The Plan is a defined contribution plan offered to substantially all of the Company’s employees who (i) immediately prior to the Effective Time were employed by Viacom or any of its subsidiaries, and paid through a Viacom or VII payroll system (“Viacom Payroll”), (ii) on or after the Effective Time were hired by the Company or any of its subsidiaries and paid through Viacom Payroll, or (iii) on or after the Effective Time were transferred or reassigned and paid through Viacom Payroll. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is overseen by the ViacomCBS Administrative Committee (the “Administrative Committee”). The Administrative Committee has been designated as the administrator of the Plan as defined under ERISA (the “Plan Administrator”) under the Plan document.

Great-West Trust Company, LLC (“Great-West”) serves as trustee pursuant to a Master Trust Agreement dated November 1, 2016 (“the Agreement”). Under the Agreement, Great-West has the power to appoint suitable custodians in its sole discretion. Great-West appointed The Bank of New York Mellon, as the custodian. Great-West Financial Retirement Plan Services, LLC (doing business as Empower Retirement (“Empower”)) is the recordkeeper for the Plan. On April 7, 2020, the Plan’s Investment Committee appointed State Street Global Advisors Trust Company as an independent fiduciary for the Plan’s ViacomCBS common stock funds.
Related Party Transactions
Certain Plan investments are in shares of Class A and Class B Common Stock of the Company which is considered a “party-in-interest” as such term is defined in ERISA. The fair value of the investments in shares of the Company as of December 31, 2020 and 2019 was $29.8 million and $29.5 million, respectively. For the year ended December 31, 2020, these investments depreciated $1.5 million, which is equal to the net of realized and unrealized gains and losses. During the year ended December 31, 2020, the Plan sold shares of Company Class A and Class B Common Stock for total proceeds of $5 million and purchased shares of Company Class B Common Stock at a cost of $6.8 million, which includes earned dividends of $0.7 million reinvested into the Plan.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Eligibility
Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees generally participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, applicable employer contributions, earnings or losses on the participant’s account, net of certain Plan administrative expenses. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Plan participants have the option of investing their contributions and existing account balances among twenty-one investment options. All investments are participant directed. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and ViacomCBS Class B Common Stock. Some plan participants are invested in ViacomCBS Class A Common Stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 4.

Contributions
Participants are permitted to contribute up to 50% of annual eligible compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan. All eligible employees are deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect on the first available payroll following the 30th day after the employee is sent notification he or she is eligible to participate in the Plan, unless the employee elects not to participate in the Plan or to participate at a different contribution rate. The Plan’s designated default investment is a target retirement date asset allocation fund.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $19,500 for 2020. Compensation considered under the Plan based on Code limits could not exceed $285,000 for 2020. The Code also limited annual aggregate participant and employer contributions to the lesser of $57,000 or 100% of compensation in 2020. In 2020, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.
Each participant who has attained age 50 before the close of the calendar year is eligible to make catch-up contributions if the participant made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $6,500 in 2020.

The employer matching contribution is equal to 100% of the first 1% and 80% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions generally are not treated as matchable contributions. A match true-up contribution may be made at the end of the Plan year to ensure participants receive the full Company match.
In 2020, the Company’s discretionary annual employer profit sharing contribution equaled 1.5% of eligible compensation. In future years the Company may make a lower or higher contribution (not anticipated to be in excess of 3% of eligible compensation) or no contribution at all depending on circumstances. Participants are

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

required to be employed on the last business day of the Company’s fiscal year ending on December 31st and meet all other eligibility requirements in order to receive a profit-sharing contribution, if any.

Vesting
Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching and profit sharing contributions (“employer contributions”) vest at 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

Forfeitures
If participants terminate employment prior to being vested in their employer contributions, upon distribution of the vested portion of their accounts, or, if earlier, a five-year break in service, the non-vested portion of their account is forfeited. Forfeitures may be used for future employer contributions and/or to pay administrative expenses. As of December 31, 2020, the Plan had forfeitures, including interest earned on such amounts, of approximately $1.5 million. As of December 31, 2019, the Plan had forfeitures of approximately $1.0 million. In 2020, employer contributions of approximately $1.0 million were forfeited, and the Plan utilized forfeitures of approximately $0.5 million to pay administrative expenses.

Notes receivable from participants
Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is currently one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions.

Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the issuance of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Included in the Statements of Net Assets Available for Benefits are Notes receivable from participants of approximately $10.1 million and $10.7 million as of December 31, 2020 and 2019, respectively, which carried interest rates ranging from 4.25% to 9.5% per annum.

Distributions and Withdrawals
Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.
Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments in the event of termination of employment, long-term disability or death. In general, participants must receive a required minimum distribution (“RMD”) upon attainment of a certain age, unless they are still employed. For individuals who attained age 70 ½ on or before December 31, 2019, that age is 70 ½. For individuals who attain age 70 ½ on or after January 1, 2020, in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”) that age is 72.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two non-hardship withdrawals in each plan year.
The Plan also provides for financial hardship withdrawals, in accordance with applicable sections of the Code. A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for financial hardship are met and only to the extent required to relieve such hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009, any vested profit-sharing contributions and certain predecessor plan contributions may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts during the coronavirus disease (“COVID-19”) pandemic. The Plan adopted provisions relating to the withdrawal feature made available to individuals impacted by COVID-19. Those withdrawals first became available under the Plan as of April 7, 2020 and were available through December 31, 2020. The CARES Act also granted a one-year waiver for RMDs otherwise payable in 2020, including distributions for Plan participants who turned 70 ½ in 2019 and would ordinarily have received two distributions in 2020 - one in April for 2019 and another by year-end for 2020. The Plan suspended RMDs payable after the CARES Act was enacted.

Plan Expenses
The Plan document permits Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets are charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting, recordkeeping, trustee and custodian fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping, trustee and custodian fees may also be paid from participant accounts. For 2020, $0.4 million was paid to Empower for plan administration services, which included recordkeeping, trustee and custodian fees.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
Investments are reported at fair value except for fully benefit-responsive investment contracts, which are recorded at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s valuation policies utilize information provided by the investment advisors, custodian, and insurance companies. See Note 4 for discussion of fair value measurements. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 8 for discussion of the fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation/(depreciation) in the fair value of the Plan’s investments, which includes the gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates, judgments and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

NOTE 4 - FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION
Fair Value Measurements and Income Recognition
The FASB provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:
•Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2-Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. All common stocks are classified within level 1 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective fund’s net asset value (“NAV”), which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Money Market Funds: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019, respectively. There were no transfers between Level 1 and Level 2 investments in 2019. The Plan has no investments classified within level 3 of the valuation hierarchy.

At December 31, 2020	Level 1	Level 2	Total
Common Stock	$227,265	$—	$227,265
Registered Investment Companies	59,951	—	59,951
Money Market Funds (a)	—	8,044	8,044
Total Investments in fair value hierarchy	$287,216	$8,044	$295,260
Investments measured at net asset value: (b)
Common Collective Funds			1,307,277
Investments, at fair value			$1,602,537

At December 31, 2019	Level 1	Level 2	Total
Common Stock	$242,531	$—	$242,531
Registered Investment Companies	46,213	—	46,213
Money Market Funds	—	8,435	8,435
Total Investments in fair value hierarchy	$288,744	$8,435	$297,179
Investments measured at net asset value: (b)
Common Collective Funds			1,121,560
Investments, at fair value			$1,418,739
a) Primarily invested in U.S. government securities and U.S. government agency securities.
b) In accordance with FASB guidance, investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
Investments Measured Using the Net Asset Value per Share Practical Expedient
The fair values of investments in common collective funds are determined using the NAV provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units.
The common collective funds have no restrictions on participant redemptions. The notice period applicable to the Plan in the case of a full redemption varies by fund from five to forty-five days. The Plan had no unfunded commitments relating to the common collective funds at December 31, 2020 and 2019.
NOTE 5 - RISKS AND UNCERTAINTIES
The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Market values of investments could decline for several reasons including changes in prevailing markets and interest rates, increases in defaults, and credit rating downgrades. In addition, the COVID-19 pandemic continues to impact the macroeconomic environment in the United States and globally. The magnitude of the impact will depend on numerous evolving factors, including the duration and extent of the pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions in the aftermath of COVID-19. Because of the uncertain nature of the pandemic, as well as the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

NOTE 6 - TAX STATUS
On May 14, 2014, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. Certain amendments have been made to the Plan since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2020, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax year.
NOTE 7 - PLAN TERMINATION
The Company has reserved the right by action of the ViacomCBS Board of Directors or Administrative Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants would become fully vested.
NOTE 8 - INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Plan holds a portfolio of synthetic guaranteed investment contracts (“GICs”). These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure of fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant’s withdrawals and administrative expenses. The GICs had a contract value of approximately $117.4 million and $107.0 million at December 31, 2020 and 2019, respectively.

The Plan invests in investment contracts through the INVESCO Stable Value Fund (the “Fund”). The Fund invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are high quality fixed income securities or investment funds owned by the Fund and held in trust for plan participants. The Fund purchases wrapper contracts from insurance companies or banks. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investments through adjustments to the future interest crediting rate on each contract which is reset on a monthly basis. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Certain employer initiated events may limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, full or partial termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from the contract to switch to a different investment provider, an employer’s bankruptcy, layoffs, corporate spin-offs, mergers, divestitures, or other workforce restructurings, or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a replacement contract with identical terms. The Plan Administrator believes that no events are probable of occurring that might limit the ability of the Plan to transact at contract value.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from the contract value. These events may be different under each contract and include, but are not limited to, loss of the Plan’s qualified status, an uncured material breach of responsibility, or material adverse changes to the provisions of the Plan.
NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2020	2019
Net assets available for benefits per the financial statements	$1,747,435	$1,540,178
Deemed distribution of participant loans	(221)	(339)
Net assets available for benefits per the Form 5500	$1,747,214	$1,539,839
The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2020
Benefits paid to participants per the financial statements	$140,386
Deemed loan offsets	(96)
Benefits paid to participants per the Form 5500	$140,290
The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2020
Net increase in net assets available for benefits per the financial statements	$207,257
Deemed loan offsets	96
Deemed distribution of participant loans	21
Net income per the Form 5500	$207,374
NOTE 10 - SUBSEQUENT EVENTS
Subsequent events and transactions have been evaluated through the date the financial statements were issued, and are incorporated herein as applicable.

VIACOM 401(k) PLAN
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PN: 002 / EIN: 20-3515052
DECEMBER 31, 2020
(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Common Stocks:
ABBOTT LABORATORIES COMMON STOCK			$3,968
ABBVIE INC COMMON STOCK			1,018
ALIBABA GROUP HOLDING LTD COMMON STOCK - ADR			2,349
ALPHABET INC COMMON STOCK CL.C			8,525
AMAZON.COM INC COMMON STOCK			4,933
AMERICAN EXPRESS CO COMMON STOCK			1,957
ANTHEM INC COMMON STOCK			3,313
APPLE INC COMMON STOCK			5,325
AUTODESK INC COMMON STOCK			3,668
BNP PARIBAS COMMON STOCK - SPONSORED ADR			724
BALL CORP COMMON STOCK			3,438
BARCLAYS BANK PLC COMMON STOCK - SPONSORED ADR			1,189
BOOKING HOLDINGS INC COMMON STOCK			891
CIGNA CORP COMMON STOCK			3,117
CITIGROUP INC COMMON STOCK			3,251
DR HORTON INC COMMON STOCK			2,812
DAIMLER AG COMMON STOCK - ADR			707
DANAHER CORP COMMON STOCK			2,881
DISNEY WALT CO THE COMMON STOCK			2,044
EQUINIX INC COMMON STOCK			2,963
FACEBOOK INC COMMON STOCK			7,689
FLEETCOR TECHNOLOGIES INC COMMON STOCK			4,172
GENERAL MOTORS COMPANY COMMON STOCK			2,662
GENUINE PARTS CO COMMON STOCK			904
HCA HOLDINGS INC COMMON STOCK			3,306
HALLIBURTON CO COMMON STOCK			1,120
ILLUMINA INC COMMON STOCK			2,705
ING GROEP NV COMMON STOCK			546
INTUIT COMMON STOCK			2,242
INTUITIVE SURGICAL INC COMMON STOCK			2,728
JPMORGAN CHASE & CO COMMON STOCK			3,558
JOHNSON & JOHNSON COMMON STOCK			2,229
LEAR CORP COMMON STOCK			652
LENNAR CORP COMMON STOCK CL.A			2,627
LENNAR CORP COMMON STOCK CL.B			36
MSCI INC COMMON STOCK CL.A			2,160
MATCH GROUP INC COMMON STOCK			1,927
MERCK & CO INC COMMON STOCK			1,443
MERITAGE HOMES CORP COMMON STOCK			480

VIACOM 401(k) PLAN
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
PN: 002 / EIN: 20-3515052
DECEMBER 31, 2020
(In thousands)

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
	MICROSOFT CORP COMMON STOCK			9,719
	MICRON TECHNOLOGY INC COMMON STOCK			3,744
	NATWEST GROUP PLC COMMON STOCK - ADR			366
	NESTLE SA COMMON STOCK - SPONSORED ADR			2,297
	NIKE INC COMMON STOCK			3,473
	PAYPAL HOLDINGS INC COMMON STOCK			4,350
	PEPSICO INC COMMON STOCK			1,950
	PFIZER INC COMMON STOCK			2,742
	REGENERON PHARMACEUTICALS COMMON STOCK			2,365
	ROCHE HOLDINGS LTD-SPONS ADR COMMON STOCK			2,126
	SALESFORCE COM INC COMMON STOCK			3,827
	STANLEY BLACK & DECKER INC COMMON STOCK			986
	SUMITOMO MITSUI FINANCIAL GRP COMMON STOCK			493
	SUNCOR ENERGY INC COMMON STOCK			1,522
	SYNCHRONY FINANCIAL COMMON STOCK			552
	TAIWAN SEMICONDUCTOR COMMON STOCK			8,594
	THERMO FISHER SCIENTIFIC COMMON STOCK			2,877
	TRUIST FINANCIAL CORP COMMON STOCK			2,047
	TYSON FOODS INC COMMON STOCK			1,157
	UNION PACIFIC CORP COMMON STOCK			3,427
	UNITEDHEALTH GROUP INC COMMON STOCK			8,536
	VERIZON COMMUNICATIONS INC COMMON STOCK			1,204
	VISA INC COMMON STOCK CL.A			5,275
	WELLS FARGO & CO COMMON STOCK			3,761
	WORKDAY COMMON STOCK			3,731
	YUM BRANDS INC COMMON STOCK			3,936
	IHS MARKIT LTD COMMON STOCK			2,957
	LINDE PLC COMMON STOCK			2,600
	MEDTRONIC PLC & INC COMMON STOCK			3,109
	APTIV PLC COMMON STOCK			1,447
*	VIACOMCBS CLASS A COMMON STOCK			106
*	VIACOMCBS CLASS B COMMON STOCK			29,730
	Total Common Stocks			227,265

VIACOM 401(k) PLAN
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
PN: 002 / EIN: 20-3515052
DECEMBER 31, 2020
(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Registered Investment Companies:
METROPOLITAN WEST TOTAL RETURN BOND FUND			40,616
VANGUARD FTSE SOCIAL INDEX FUND			15,110
S & P 500 DEPOSITARY RECEIPT UNIT INVESTMENT TRUST			4,225
Total Registered Investment Companies			59,951

Common/Collective Trusts:
BLACKROCK US DEBT INDEX FUND			98,938
BLACKROCK EQUITY INDEX COLLECTIVE F			309,182
BLACKROCK MSCI ACWI EX US INDEX F			95,639
BLACKROCK RUSSELL 2500 (TM) INDEX F			123,640
MAWER INTERNATIONAL EQUITY A			32,568
PZENA INTERNATIONAL VALUE AC EX US			36,060
WASATCH CORE GROWTH			40,395
JPMORGAN CHASE SMARTRETIREMENT 2020 FUND			13,813
JPMORGAN CHASE SMARTRETIREMENT 2025 FUND			37,915
JPMORGAN CHASE SMARTRETIREMENT 2030 FUND			51,534
JPMORGAN CHASE SMARTRETIREMENT 2035 FUND			87,627
JPMORGAN CHASE SMARTRETIREMENT 2040 FUND			106,158
JPMORGAN CHASE SMARTRETIREMENT 2045 FUND			112,242
JPMORGAN CHASE SMARTRETIREMENT 2050 FUND			102,147
JPMORGAN CHASE SMARTRETIREMENT 2055 FUND			42,973
JPMORGAN CHASE SMARTRETIREMENT 2060 FUND			9,222
JPMORGAN CHASE SMARTRETIREMENT INCOME FUND			7,224
Total Common/Collective Trusts			1,307,277

U.S. Government Securities:
JP MORGAN TRUST II US GOVERNMENT MONEY MARKET FUND			6,108
INVESCO FUNDS ST INVESTMENTS GOVT & AGENCY			1,936
Total U.S Government Securities			8,044

Synthetic Guaranteed Investment Contracts:
VOYA HOLDINGS INC			22,561
TRANSAMERICA PREMIER LIFE INSURANCE COMPANY			28,256
PACIFIC LIFE INSURANCE			18,070
PRUDENTIAL INSURANCE COMPANY OF AMERICA			24,295
RGA INSURANCE COMPANY			24,198
Total Synthetic Guaranteed Investment Contracts			117,380
Subtotal of Investments			1,719,917
Notes Receivable from Participants	Maturity dates ranging from 2020 to 2045 and interest rates ranging from 4.25% to 9.5%		10,071

Grand Total			$1,729,988
*    Party-in-interest to the Plan
(1)    Cost information is not required for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 25, 2021	By:	/s/ Mark Beatty
Mark Beatty
Member of Administrative Committee

VIACOMCBS INC.

	By:	/s/ Katherine Gill-Charest
Katherine Gill-Charest
Executive Vice President, Controller and Chief Accounting Officer